August 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jessica Ansart

Re:	Telesis Bio Inc.

Registration Statement on Form S-3

Filed July 27, 2023

File No. 333-273491

Acceleration Request

Requested Date: August 3, 2023

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Telesis Bio Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-273491) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jesse Schumaker at (303) 256-5909.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

TELESIS BIO INC.

By:	/s/ Robert Cutler
Robert Cutler
Chief Legal Officer

cc:	Philip Oettinger, Wilson Sonsini Goodrich & Rosati, P.C.

Jesse Schumaker, Wilson Sonsini Goodrich & Rosati, P.C.

Todd Nelson, Chief Executive Officer, Telesis Bio Inc.